FORM C – Regulation Crowdfunding
Greenridge Phoenix Project
Up to $1,000,000.00 Offering
June 20, 2025

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five
business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Greenridge Phoenix Project

Legal status of issuer
Form: Corporation
Jurisdiction of Incorporation/Organization: California
Date of organization: May 27, 2023

Physical address of issuer
2219 Main Street, Suite 389, Santa Monica, CA 90405

Phone
323-423-6292

Email
greenridgeents@gmail.com

EIN
93-1795303

CIK number of issuer
0001981357

Website of issuer
www.greenridgephoenixproject.com

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Name of intermediary through which the Offering will be conducted
Seed at the Table.

CIK number of intermediary
0001669191

SEC file number of intermediary
007-00035

CRD number, if applicable, of intermediary
006650644

Amount of compensation to be paid to the intermediary, whether as a dollar
amount or a percentage of the Offering amount, or a good faith estimate if
the exact amount is not available at the time of the filing, for conducting
the Offering, including the amount of referral and any other fees associated
with the Offering
5.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary,
or any arrangement for the intermediary to acquire such an interest
None

Name of qualified third party "Escrow Agent" which the Offering will utilize
Boston Private Bank and Trust Company

Type of security offered
Common Stock

Target number of Securities to be offered
500,000

Price (or method for determining price)
$10.00 per share

Target offering amount
$5,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: on a First-come, first-served basis

Maximum offering amount (if different from target offering amount)
$1,000,000.00

Deadline to reach the target offering amount
December 1, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the
target offering amount at the Offering deadline, no Securities will be sold

in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

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EXHIBIT A – Certified Financial Statements
[View Full Document](#ExhibitA)

Item	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Assets:		
Cash & Cash Equivalents	$25,000.00	$25,000.00
Prepaid Expenses	$110,000,000.00	$110,000,000.00
Marketable Securities	$15,000,000.00	$15,000,000.00
Right of Use	$15,000,000.00	$15,000,000.00
Note Receivable	$10,000,000.00	$10,000,000.00
Total Assets	$150,025,000.00	$150,025,000.00
Liabilities and Equity:		
Common Stock	$120,000,000.00	$120,000,000.00
Retained Earnings	$30,025,000.00	$30,025,000.00
Total Liabilities and Equity	$150,025,000.00	$150,025,000.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Note: This table provides select financial data based on barter transactions where assets (e.g., prepaid expenses, marketable securities) are balanced by equity issued for services. A complete certified balance sheet, income statement, and cash flow statement are attached as part of [Exhibit A](#ExhibitA).

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June 20, 2025
FORM C

Up to $1,000,000.00
Greenridge Phoenix Project

GREENRIDGE PHOENIX PROJECT
Common Stock

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Greenridge Phoenix Project, a California Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Common Stock of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $5,000.00 and up to $1,000,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $10.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "The Offering and the Securities-The Securities". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Seed at the Table (the "Intermediary"). The Intermediary will be entitled to receive 5% of the amount raised related to the purchase and sale of the Securities.

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	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$10.00	$0.00	$10.00
Aggregate Minimum Offering Amount	$5,000.00	$250.00	$4,750.00
Aggregate Maximum Offering Amount	$1,000,000.00	$50,000.00	$950,000.00

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.

(2) Seed at the Table will receive 5% of the amount raised in connection with the Offering.

The date of this Form C is June 20, 2025.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1. The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2. The Company is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3. The Company is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4. The Company is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5. The Company has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6. The Company has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

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RISK FACTORS AND DISCLAIMERS
THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED. PRIOR TO THE CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY, THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR

SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS
TO LEGAL, TAX, AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES
MAY BE PLEDGED, TRANSFERRED, RESOLD, OR OTHERWISE DISPOSED OF BY ANY INVESTOR
EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT
THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN
INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND
IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN
EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF
THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES
COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES
HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT.
ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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SPECIAL NOTICE TO FOREIGN INVESTORS
IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S
RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR
JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE
SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR
OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES
THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS
IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO
FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER
AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT
BOSTON PRIVATE BANK AND TRUST COMPANY, THE ESCROW AGENT SERVICING THE
OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN
INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW
AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENTS ON THE
MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S
CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSE OF ACTING AS A
SERVICE PROVIDER.

Forward Looking Statement Disclosure
This Form C and any documents incorporated by reference herein or therein
contain forward-looking statements and are subject to risks and
uncertainties. All statements other than statements of historical fact or
relating to present facts or current conditions included in this Form C are
forward-looking statements. Forward-looking statements give the Company's
current reasonable expectations and projections relating to its financial
condition, results of operations, plans, objectives, future performance and
business. You can identify forward-looking statements by the fact that they
do not relate strictly to historical or current facts. These statements may
include words such as "anticipate," "estimate," "expect," "project," "plan,"

"intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements.

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Table of Contents
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SUMMARY
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Greenridge Phoenix Project (the "Company") is a California Corporation, formed on May 27, 2023.
The Company is located at 2219 Main Street, Suite 389, Santa Monica, CA 90405.
The Company's website is www.greenridgephoenixproject.com
The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business
Page 9

At Greenridge Phoenix Project, we harness the power of crowdsourcing to propel the growth of startups. As a network marketing company, we leverage the collective strength of the crowd to drive sales and market expansion for any product or service. Our mission is to demonstrate that crowdsourced marketing is not only more dynamic but also more effective than traditional, static marketing methods.

Our services include:

- Strategic Planning
- Startup Funding
- Product Positioning
- Integrated Communication Programs

Our approach is modular, allowing you to choose the services you need to enter the market quickly and build credibility from the start.

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Item	Amount/Description
Common Stock being offered	500,000
Total Common Stock outstanding after Offering	1,500,000 (if fully subscribed)
Purchase price per Security	$10.00
Minimum investment amount per investor	$10.00
Offering deadline	December 1, 2025
Use of proceeds	See the description of the use of proceeds on page 15.
Voting Rights	One vote per share. See page 22.

RISK FACTORS
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Risks Related to the Company's Business and Industry
- Early-Stage Company and Limited Operating History
- Network Marketing Model Risks
- Dependence on Key Personnel
- Regulatory Risks
- Competition
- Economic Conditions
- Reliance on Technology
- Intellectual Property Risks
- Uncertainty of Future Financial Results
- Legal and Litigation Risks
- Barter Revenue Recognition Risk: Our accounting model includes barter transactions where equity is issued in exchange for marketing labor or media exposure. While we believe this structure meets GAAP under fair value inputs, it may require reclassification in future audits or regulatory reviews. Investors should understand this non-traditional recognition carries accounting and audit complexity.
- App Adoption Risk: The Crowd Casting App is central to our business model. If adoption is slower than expected—due to competition, user friction, or limited startup participation—revenue forecasts could fall short.
- Barter-Backed Equity Valuation Risk: Our accounting relies in part on barter transactions with gig workers and equity swaps, which, while GAAP-adherent in principle, may be subject to greater scrutiny or valuation variance.
- Platform Adoption Risk: The effectiveness of our affiliate network depends on rapid adoption and measurable engagement by both influencers and partner startups. Delays in traction could reduce monetization efficiency.

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Risks Related to the Securities
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- The Common Stock will not be freely tradable until one year from the initial purchase date.
- There is not now and may never be a public market for the Common Stock.
- No governmental agency has reviewed or passed upon this Offering.

- No guarantee of return on investment.
- Ownership is concentrated among a small number of owners.
- Your ownership will be subject to dilution.
- The Securities are equity interests and not indebtedness.
- No assurance of liquidity.
- No anticipated cash dividends for the foreseeable future.
- The Company may extend or end the Offering early.
- You should be aware of the long-term nature of this investment.
- The price is arbitrarily set.
- Liquidity Risk: As our securities are restricted for one year under Regulation CF and there is currently no secondary market, investors should not expect early liquidity or resale.

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BUSINESS
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Description of the Business
Greenridge Phoenix Project leverages crowdsourcing and network marketing to fuel startup growth. Our modular services help new businesses with planning, funding, positioning, and communications.

Business Plan
Greenridge Phoenix Project leverages an innovative equity crowdsourcing model to power the growth of early-stage startups through network marketing and collective promotional influence. Our flagship tool—the Crowd Casting Network App—serves as both a recruitment platform for gig workers and a distribution channel for partner products and services.

The Greenridge Phoenix Project aims to onboard 10-15 startups per quarter into its ecosystem, targeting 1 million downstream user impressions per campaign cycle. We will monetize the Crowd Casting App through a freemium model, in-app advertising, and a SaaS dashboard subscription for partner startups. Each startup will undergo a 30-day onboarding sprint covering creative direction, audience segmentation, and digital asset management.

Strategic Execution Timeline & Milestones
To ensure scalable and measurable growth, the Company has adopted a phased execution plan with defined milestones:
- Q3 2025: Public Beta Launch of Crowd Casting App
- Q4 2025: Onboard 5 Pilot Startups
- Q1 2026: $250K in recurring platform revenue target

Go-To-Market and Monetization Strategy
Greenridge Phoenix Project is uniquely positioned at the intersection of crowdsourcing and equity-based marketing. Our go-to-market strategy is built on a three-tiered model:
- Crowd Casting App Launch: We will deploy our flagship "Crowd Casting Network" mobile app (iOS and Android) in Q4 2025. The app enables affiliate influencers, startup partners, and users to broadcast content, complete tasks, and earn equity.
- Startup Onboarding and Support: Greenridge will initially onboard 10-15 startup partners each quarter, beginning in Q1 2026. These partners receive

equity bartering packages, strategic growth plans, access to our crowdcasting engine, and support from a dedicated account team.
- Revenue Model: We monetize via equity-for-service barter transactions (recorded under prepaid expenses), affiliate and performance-based sponsorship revenue, freemium premium placements in the app for partner startups, and potential exit strategies as partner startups grow and convert equity into returns. Each user, task, and engagement activity strengthens our proprietary data engine for matching products with the most responsive niche audiences, creating exponential exposure for our startup clients.

Partner Onboarding and Support
Partner startups are onboarded through a 3-tiered framework:
- Assessment & Eligibility: Startups complete a vetting application to ensure alignment with our brand values, marketing needs, and gig equity compatibility.
- Campaign Structuring: We collaborate with partners to design social push campaigns based on the number of crowdcasters, target impressions, and conversion goals.
- Ongoing Analytics & Support: Post-launch, we provide campaign feedback, audience performance data, and consultative services to maximize growth.

History of the Business
Founded in 2023, Greenridge Phoenix Project has developed a scalable network marketing platform for emerging businesses.

The Company's Products and/or Services
- Crowd Casting Network App (Apple/Android)
- Strategic consulting for startup growth

Competition
Key competitors include Penji, uTest, Guuru, Squadhelp, Ponoko, and Yoobic.

Supply Chain
We target both new and established businesses seeking cost-effective sales growth.

Intellectual Property
The Company is not dependent on any intellectual property.

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Governmental/Regulatory Approval and Compliance
The Company complies with all applicable federal, state, and local regulations.

Litigation
There are no pending or threatened legal suits.

Other
The Company's principal address is 2219 Main Street, Suite 389, Santa Monica, CA 90405.

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USE OF PROCEEDS
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Use of Proceeds	% of Minimum	Amount if Min	% of Maximum	Amount if Max
Intermediary Fees	5%	$250.00	5%	$50,000.00
Attorney Fees	10%	$500.00	6%	$60,000.00
General Marketing	35%	$1,750.00	25%	$250,000.00
Research & Development	20%	$1,000.00	24%	$240,000.00
Operation Expenses	20%	$1,000.00	14%	$140,000.00
Miscellaneous Expenses	10%	$500.00	0%	$0.00
Expansion of Sales Network	0%	$0.00	20%	$200,000.00
Reserve Funds	0%	$0.00	6%	$60,000.00
Total	100%	$5,000.00	100%	$1,000,000.00

Funds allocated toward marketing will fuel creator onboarding, ambassador recruitment, and social amplification. Legal and R&D budgets will support platform integration with blockchain-based share ledgers and third-party valuation tools. Reserve funds ensure operational runway through two campaign cycles regardless of early performance.

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DIRECTORS, OFFICERS AND EMPLOYEES
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Directors
Bernard Allen-Bey
President, Greenridge Phoenix Project
Extensive experience in entrepreneurship, network marketing, and business development.

Officers of the Company
Bernard Allen-Bey, President

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Employees
The Company currently has 5 employees.

CAPITALIZATION AND OWNERSHIP
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Capitalization
Type of security: Common Stock
Amount outstanding: 1,000,000
Voting Rights: Yes

Anti-Dilution Rights: No
Percentage ownership of the Company by the holders of such Securities: 100%
Other Material Terms: N/A

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Ownership
Bernard Allen-Bey is the sole owner of the Company.

FINANCIAL INFORMATION
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Operations
See the financial statements attached as [Exhibit A](#ExhibitA).

Liquidity and Capital Resources
Proceeds will be used for expansion, recruitment, product development, and
general operations.

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Capital Expenditures and Other Obligations
No material capital expenditures are planned.

Material Changes and Other Information
None.

Trends and Uncertainties
See Risk Factors.

THE OFFERING AND THE SECURITIES
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The Offering
Up to 500,000 shares of Common Stock for up to $1,000,000.00. Minimum
investment: $10.00. Deadline: December 1, 2025.

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The Securities
Common Stock, $10.00 per share, one vote per share.

Voting and Control
Shareholders have one vote per share. No special voting agreements in place.

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Anti-Dilution Rights
None.

Restrictions on Transfer
Securities may not be transferred for one year except as permitted by
Regulation CF.

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Other Material Terms
The Company may repurchase Common Stock. No stated return or liquidation
preference.

TAX MATTERS
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Each investor should consult their own tax advisor regarding the U.S.
federal, state, and local tax consequences of an investment.

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TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST
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No related person transactions or conflicts of interest exist.

OTHER INFORMATION
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No Bad Actor Disqualifications.

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EXHIBITS
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[Exhibit A - Certified Financials](#ExhibitA)
[Exhibit B - Articles of Incorporation](#ExhibitB)
[Exhibit C - Sample Share Certificate](#ExhibitC)
[Exhibit D - Shareholder Agreement or Cap Table Summary](#ExhibitD)
*Note: If any exhibits (e.g., Articles of Incorporation, Sample Share
Certificate, Shareholder Agreement) are not yet prepared, I can assist in
drafting them upon request.*

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The Company will file an annual report with the SEC and make it available at www.greenridgephoenixproject.com/disclosures within 120 days of fiscal year end.

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SIGNATURE
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Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, based on the certified financial statements provided in [Exhibit A](#ExhibitA).

 /s/ Bernard Allen-Bey
(Signature)
Bernard Allen-Bey
(Name)
President
(Title)
June 20, 2025

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Bernard Allen-Bey
(Signature)
Bernard Allen-Bey
(Name)
President
(Title)
June 20, 2025

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

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This section provides a summary of key disclosures for investor clarity (optional, per SEC guidelines):

- **Issuer Information**: Greenridge Phoenix Project, a California Corporation, located at 2219 Main Street, Suite 389, Santa Monica, CA 90405. Website: www.greenridgephoenixproject.com.
- **Offering Details**: Offering up to 500,000 shares of Common Stock at $10.00 per share, targeting $5,000.00 minimum and $1,000,000.00 maximum, closing December 1, 2025.
- **Financial Information**: Certified Financial Statements in [Exhibit A](#ExhibitA) include Total Assets $150,025,000.00, Common Stock $120,000,000.00, and other select data. Full certified financials attached.
- **Risk Factors**: Includes risks such as limited operating history, regulatory compliance, and lack of liquidity.
- **Use of Proceeds**: Allocated as 5% Intermediary Fees ($50,000.00 max), 6% Attorney Fees ($60,000.00 max), 25% General Marketing ($250,000.00 max), etc., totaling $1,000,000.00.
- **Management**: Led by President Bernard Allen-Bey with 5 employees.
- **Ownership**: 100% owned by Bernard Allen-Bey pre-offering.
- **Restrictions**: Securities not freely tradable for one year per Regulation CF.

This summary is for convenience; refer to the full Form C for complete details.